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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-188628

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Common Units representing limited partner interests	$388,291,750	$52,963

(1)
Calculated in accordance with rule 457(r) of the Securities Act.

(2)
This "Calculation of Registration Fee" table shall be deemed to update the "Calculation of Registration Fee" table in TC Pipelines, LP's Registration Statement on Form S-3 (Registration No. 333-188628).

PROSPECTUS SUPPLEMENT
(To prospectus dated May 15, 2013)

7,700,000 Common Units

Representing Limited Partner Interests

              We are selling 7,700,000 common units representing limited partner interests in TC PipeLines, LP.

              Our common units are listed on the New York Stock Exchange under the symbol "TCP." On May 16, 2013, the last reported sales price of our common units was $43.85 per common unit.

              Investing in our common units involves risks. See "Risk Factors" on page S-20 of this prospectus supplement and on page 7 of the accompanying prospectus.

	Per Common Unit	Total
Public offering price	$43.85000	$337,645,000
Underwriting discount	$1.68823	$12,999,371
Offering proceeds to us (before expenses)	$42.16177	$324,645,629

              The underwriters may also exercise their option to purchase up to an additional 1,155,000 common units from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The common units will be ready for delivery on or about May 22, 2013.

Joint Book-Running Managers

Wells Fargo Securities

                                  BofA Merrill Lynch

                                                                  J.P. Morgan

                                                                                       Morgan Stanley

                                                                                                             UBS Investment Bank

Deutsche Bank Securities	RBC Capital Markets

The date of this prospectus supplement is May 16, 2013.

1 Great Lakes (46.45% ownership)
2 Northern Border (50% ownership)
3 Tuscarora (100% ownership)
4 North Baja (100% ownership)
5 Bison (70% ownership)
*Pending acquisition close
6 GTN (70% ownership)
*Pending acquisition close
TransCanada wholly & partially owned pipeline assets
TransCanada (proposed)
TransCanada (in development)
TransCanada (under construction)

Prospectus Supplement

              This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of this common unit offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this common unit offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined. The accompanying prospectus relates to common units or debt securities we may offer from time to time. If the information about the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

              You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates on the front of these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

              For purposes of this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the terms the "Partnership," "TC PipeLines," "us," "we," "our" and similar terms refer to TC PipeLines, LP, together with our subsidiaries. "TransCanada" refers to TransCanada Corporation and its subsidiaries. "TC PipeLines GP" refers to TC PipeLines GP, Inc., our general partner.

SUMMARY

              You should carefully read the entire prospectus supplement, the accompanying prospectus and the other documents incorporated by reference to understand fully our business and the terms and risks of the common units, as well as the tax and other considerations that are important in making your investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters' option to purchase additional common units.

 TC PipeLines, LP

Overview

              We are a publicly traded Delaware master limited partnership, formed by TransCanada in 1998 to acquire, own and participate in the management of energy infrastructure businesses in North America. Our pipeline systems transport natural gas in the United States. Our common units are traded on the New York Stock Exchange under the symbol "TCP." Our general partner is TC PipeLines GP, an indirect, wholly-owned subsidiary of TransCanada.

              We have equity ownership interests in six natural gas interstate pipeline systems that collectively are designed to transport approximately 8.9 billion cubic feet per day ("Bcf/d") of natural gas from producing regions and import facilities to market hubs and consuming markets primarily in the Western and Midwestern United States and Central Canada. All of our pipeline systems are operated by TransCanada.

              Our pipeline systems include:

Pipeline	Length	Description	Ownership

Great Lakes	2,115 miles	Connects with the TransCanada Mainline at the Canadian border near Emerson, Manitoba, Canada and St. Clair, Michigan, near Detroit. Great Lakes is a bi-directional pipeline that can receive and deliver natural gas at multiple points along its system. TransCanada owns the remaining 53.55 percent of Great Lakes Gas Transmission Limited Partnership ("Great Lakes").	46.45%
Northern Border	1,408 miles	Extends between the Canadian border near Port of Morgan, Montana to a terminus near North Hayden, Indiana, south of Chicago. The Northern Border pipeline is capable of receiving natural gas from Canada, the Williston Basin and Rockies Basin. ONEOK Partners, L.P. owns the remaining 50 percent of Northern Border Pipeline Company ("Northern Border").	50%
GTN	1,353 miles

Extends between an interconnection near Kingsgate, British Columbia, Canada at the Canadian border to a point near Malin, Oregon at the California border. TransCanada owns the remaining 75 percent of Gas Transmission Northwest LLC ("GTN").

			25%(1)
Bison	303 miles

Extends from a location near Gillette, Wyoming to Northern Border's pipeline system in North Dakota. The Bison pipeline was placed into service in January 2011 to transport natural gas from the Powder River Basin to Midwest markets. TransCanada owns the remaining 75 percent of Bison Pipeline LLC ("Bison").

			25%(1)

(1)
Upon closing of the Acquisition (as defined in "— Recent Developments" below), we will own a 70 percent interest.

Pipeline	Length	Description	Ownership

North Baja	86 miles	Extends between an interconnection with the El Paso Natural Gas Company pipeline near Ehrenberg, Arizona to an interconnection with a natural gas pipeline near Ogilby, California on the Mexican border. North Baja is a bi-directional pipeline. The North Baja pipeline is owned by North Baja Pipeline, LLC ("North Baja").	100%
Tuscarora	305 miles	Extends between GTN near Malin, Oregon to its terminus near Reno, Nevada and delivers natural gas in northeastern California and northwestern Nevada. The Tuscarora pipeline is owned by Tuscarora Gas Transmission Company ("Tuscarora").	100%

Recent Developments

              On May 15, 2013, we entered into agreements to acquire from subsidiaries of TransCanada an additional 45 percent interest in each of GTN and Bison for a total transaction value of $1.05 billion, subject to certain closing adjustments for working capital (the "Acquisition"). The purchase price for the GTN interest is $750 million in cash, less $146 million, representing 45 percent of GTN's outstanding debt. In the event that Portland General Electric Company executes a firm transportation service agreement by December 31, 2014 containing agreed terms and relating to transportation from GTN's mainline to Portland General Electric Company's proposed Carty Generating Station, we will pay an additional $25 million. The purchase price for the Bison interest is $300 million in cash. The purchase and sale of the interest in GTN is contingent upon the purchase and sale of the interest in Bison and vice versa. Upon the completion of these acquisitions, we will own a 70 percent interest in each of GTN and Bison. Please read "GTN and Bison Pipeline Systems" below for more detailed information on the GTN and Bison pipeline systems.

              We expect to use the net proceeds of this offering to pay a portion of the purchase price of the Acquisition. Pending the closing of the Acquisition, which is expected to occur in July 2013, we will use the net proceeds to repay funds borrowed under our $500 million revolving credit facility. We expect to fund the remaining portion of the purchase price through the issuance of long-term debt. Please read "Use of Proceeds."

              The completion of the Acquisition is subject to regulatory approvals and customary closing conditions, and we cannot provide assurance that these conditions will be met. Please read "Risk Factors."

              The Conflicts Committee of the Board of Directors of TC PipeLines GP, composed entirely of independent directors, unanimously recommended approval of the Acquisition to the Board of Directors. The Conflicts Committee retained legal and financial advisors to assist it in evaluating and negotiating the Acquisition. The Board of Directors of TC PipeLines GP unanimously approved the terms of the Acquisition.

              Management intends to recommend to the Board of Directors of TC PipeLines GP a $0.03 per unit increase to the next quarterly distribution following the closing of the Acquisition.

GTN and Bison Pipeline Systems

    GTN Pipeline System

              GTN owns the GTN pipeline system, a 1,353-mile natural gas transmission system originating near Kingsgate, British Columbia at the Canadian border and connecting with the Tuscarora pipeline system near Malin, Oregon at the California border ("GTN Pipeline"). The GTN Pipeline transports

Western Canada Sedimentary Basin ("WCSB") and Rocky Mountain-sourced natural gas to third-party natural gas pipelines and markets in Washington, Oregon and California. The GTN Pipeline has an average design capacity of approximately 2.9 Bcf/d. The original construction of the GTN Pipeline was completed in 1961, followed by expansions or extensions.

              GTN provides transportation service under rates and terms of service that are subject to approval by the Federal Energy Regulatory Commission ("FERC"). GTN's current maximum transportation rates were determined by a rate case settlement between GTN and its customers approved by FERC effective January 1, 2012. The settlement agreement established a moratorium on rate changes until December 31, 2015, and requires GTN to submit a rate case with new rates to be effective by January 1, 2016. GTN's revenues are substantially supported by long-term contracts. Contracts expiring prior to 2023 are primarily held by local distribution companies. GTN's rates were initially established primarily based on its contracted long-term capacity. As a result, GTN's revenues will be subject to positive variation as a result of capacity sold at levels above its current contracted amount.

              The GTN Pipeline competes with other pipelines that source natural gas from the WCSB and competes with other pipelines that serve the downstream markets served by GTN. Please read "Risk Factors."

              The GTN Pipeline is operated by a subsidiary of TransCanada. Most decisions regarding the GTN Pipeline system are made by the GTN Management Committee, which upon closing of the Acquisition will include two members who are appointed by TransCanada and two members who are appointed by us. The members' votes are equal to the percentage interests that they represent.

    Bison Pipeline System

              Bison owns the Bison pipeline system, a 303-mile natural gas pipeline originating from the Powder River Basin near Gillette, Wyoming connecting to the Northern Border system in Morton County, North Dakota ("Bison Pipeline"). The Bison Pipeline was placed into service in January 2011.

              Bison operates pursuant to rates and terms of service approved by FERC in connection with the Bison Pipeline's initial construction. Bison has fixed price transportation agreements with four shippers, all with terms expiring in 2021, for 407 MMcf/d comprising all of Bison Pipeline's current annual capacity.

              The Bison Pipeline competes with other pipelines that transport Rocky Mountain basin gas supplies to markets in the West, Midwest and East in North America and with other pipelines that serve the same market area by sourcing natural gas from storage facilities and from other supply regions.

              The Bison Pipeline is operated by a subsidiary of TransCanada. Most decisions of the Bison Pipeline are made by the Bison Management Committee, which on closing of the Acquisition will include two members who are appointed by TransCanada and two members who are appointed by us. The members' votes are equal to the percentage interests that they represent.

              On May 15, 2013, we filed a Current Report on Form 8-K with the Securities and Exchange Commission containing information regarding GTN and Bison, including copies of the acquisition agreements and historical financial statements for GTN and Bison, as well as pro forma financial information for the Partnership giving effect to the Acquisition. Investors are encouraged to read the Current Report, including the exhibits thereto, prior to making an investment decision regarding our securities.

Business Strategies

  •
  Our strategic approach is to invest in long-life, critical energy infrastructure that provides reliable delivery of energy to customers.

  •
  Our investment approach is to develop or acquire assets that provide stable cash distributions and opportunities for new capital additions, while maintaining a low-risk profile. We are opportunistic and disciplined in our approach when identifying new investments.

  •
  Our goal is to maximize revenue opportunities over the long-term through efficient utilization of our pipeline systems and appropriate business strategies, while maintaining a commitment to safe and reliable operations.

Relationship with TransCanada

              TransCanada is the indirect parent of TC PipeLines GP and currently owns through its subsidiaries, an approximate 33.3 percent equity interest in the Partnership. Following completion of this offering, assuming no exercise of the underwriters' option to purchase additional units, TransCanada will own an approximate 29.4 percent equity interest in the Partnership. TransCanada is a major energy infrastructure company, listed on the Toronto Stock Exchange and NYSE, with more than 60 years of experience in the responsible development and reliable operation of energy infrastructure in North America. TransCanada is primarily focused on natural gas and oil transmission and power generation services. TransCanada owns approximately $48 billion in total assets, including 35,500 miles of wholly-owned natural gas pipelines, interests in an additional 7,000 miles of natural gas pipelines, 2,154 miles of wholly-owned oil pipelines and approximately 407 billion cubic feet of storage capacity. TransCanada also owns, controls or is developing over 11,800 megawatts of power generation.

              TransCanada operates our pipeline systems and, in some cases, contracts for pipeline capacity. We have purchased assets from TransCanada and jointly participated with TransCanada in acquiring assets from third parties, including acquisitions that we would have been unable to pursue on our own. We may have similar opportunities going forward. TransCanada, however, is under no obligation to allow us to participate in any of its pipeline or energy infrastructure acquisitions, nor is TransCanada required to offer any of its assets to us.

Pro Forma Partnership Structure

              Our ownership interests in each of Great Lakes, Northern Border, GTN, Bison, North Baja and Tuscarora are held by our subsidiary intermediate limited partnerships. The following chart depicts our organizational and ownership structure after the offering, assuming no exercise of the underwriters' option to purchase additional units and assuming consummation of the Acquisition. The ownership percentages reflect the approximate ownership interest in us and our subsidiary limited partnerships on a combined basis:

The Offering

Common units offered	7,700,000 common units; or 8,855,000 common units if the underwriters exercise their option to purchase additional common units in full.
Common units outstanding after this offering	61,172,766 common units; or 62,327,766 common units if the underwriters exercise their option to purchase additional common units in full.
Use of proceeds

We expect to use the net proceeds of this offering to pay a portion of the purchase price of the Acquisition. Pending the closing of the Acquisition, which is expected to occur in July 2013, we will use the net proceeds to repay funds borrowed under our $500 million revolving credit facility.

Affiliates of certain of the underwriters are lenders under our revolving credit facility and accordingly will receive a portion of the proceeds from this offering. Please see "Underwriting (Conflicts of Interest)."

Cash distributions

Under our partnership agreement, we must distribute all of our cash on hand as of the end of each quarter, less reserves established by our general partner. We refer to this cash as "available cash," and we define this term in our partnership agreement.

Our general partner receives two percent of any cash distributions we make (not counting any distributions to which it is entitled by virtue of owning common units) by reason of its capital contributions to us and our intermediate partnerships. If our quarterly cash distributions exceed $0.81 per unit in any given quarter, our general partner receives 15 percent of the cash distributed in excess of that amount until each unitholder has received distributions exceeding $0.88 per unit for that quarter. If our quarterly cash distributions exceed $0.88 per unit in any given quarter, our general partner receives 25 percent of the cash distribution in excess of that amount for that quarter. The distributions to our general partner described above, other than in its capacity as an owner of common units, that are in excess of its effective two percent general partner interest represent incentive distribution rights.

On May 15, 2013, we paid a quarterly cash distribution of $0.78 per common unit to holders of record of our common units as of May 6, 2013.
Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2015, then you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be less than 20 percent of the cash distributed with respect to that period. Please read "Tax Considerations" on page S-24 of this prospectus supplement for the basis of this estimate.

New York Stock Exchange symbol	"TCP"
Material tax consequences

For a discussion of other material U.S. federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Tax Considerations" in the accompanying prospectus.

Risk factors

There are risks associated with investing in our common units. You should consider carefully the information under the heading "Risk Factors" beginning on page S-20 of this prospectus supplement, and on page 7 of the accompanying prospectus and all other information, including the information incorporated herein by reference, to ensure you understand the risks associated with an investment in our common units.

 Summary Historical and Pro Forma Financial Data

              We have derived the summary historical financial data of the Partnership, Great Lakes and Northern Border for the three years ended December 31, 2012 from our audited financial statements and related notes, which are included in our Annual Report on Form 10-K and are incorporated by reference in this prospectus supplement. We have derived the summary historical financial data of the Partnership, Great Lakes and Northern Border for the three months ended March 31, 2013 and 2012 and as of March 31, 2013 from our unaudited financial statements and related notes, which are included in our Quarterly Report on Form 10-Q and are incorporated by reference in this prospectus supplement.

              The pro forma financial data for the year ended December 31, 2012 reflects our historical financial data from our audited financial statements and related notes as adjusted for the following transactions, as if such transactions (the "Transactions") had occurred on January 1, 2012:

  •
  the issuance of 7,700,000 common units in this offering to finance a portion of the purchase price of the Acquisition;

  •
  the assumed issuance of $572 million of long-term debt to finance the remaining portion of the purchase price of the Acquisition; and

  •
  the acquisition of an additional 45 percent interest in each of GTN and Bison from TransCanada for a purchase price of $1.05 billion less $146 million, representing 45 percent of GTN's outstanding debt.

              The pro forma financial data as of and for the three months ended March 31, 2013 reflect our historical financial data from our unaudited financial statements, which have been prepared on a consistent basis with our audited financial statements and the notes thereto, as adjusted for the Transactions occurring on January 1, 2012 for income and other data and March 31, 2013 for balance sheet data. You should read the information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our Annual Report on Form 10-K for the year ended December 31, 2012 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated by reference in this prospectus supplement.

              The financial statements of Great Lakes and the financial statements of Northern Border, in each case as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2012 are included in our Annual Report on Form 10-K for the year ended December 31, 2012 and are incorporated herein by reference. The summary financial information of Great Lakes and Northern Border, in each case as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 are included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013 and are incorporated herein by reference. The financial statements of GTN and Bison, in each case as of December 31, 2012 and 2011 and each of the two years ended December 31, 2012 and 2011 are included as an exhibit to our Current Report on Form 8-K filed on May 15, 2013 and are incorporated herein by reference. The financial statements of GTN and Bison, in each case as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 are included as an exhibit to our Current Report on Form 8-K filed on May 15, 2013 and are incorporated herein by reference.

              The following tables include the non-GAAP financial measures of "Partnership cash flows" and "Partnership cash flows before general partner distributions" as supplemental information. For a reconciliation of Partnership cash flows to net income and Partnership cash flows before general partner distributions to net income, our most directly comparable financial measure calculated in accordance with GAAP, please read "Non-GAAP Financial Measures."

	Year Ended December 31,				Three Months Ended March 31,
	2010	2011	2012	Pro Forma 2012(1)	2012	2013	Pro Forma 2013(1)
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(millions of U.S. dollars, except per common unit amounts)
Income Data
Equity earnings from investment in Great Lakes	$59	$60	$27	$27	$9	$2	$2
Equity earnings from investment in Northern Border	67	75	72	72	20	16	16
Equity earnings from investment in GTN	—	12	19	—	6	5	—
Equity earnings from investment in Bison	—	7	11	—	3	3	—
Transmission revenues	69	70	65	343	16	17	86
Operating expenses	(13)	(15)	(17)	(82)	(4)	(4)	(19)
General and administrative	(4)	(9)	(6)	(6)	(2)	(2)	(2)
Depreciation	(15)	(15)	(11)	(84)	(3)	(3)	(21)
Financial charges and other	(26)	(28)	(23)	(56)	(6)	(5)	(13)

Net income	$137	$157	$137	$214	$39	$29	$49

Net income attributable to non-controlling interests	$—	$—	$—	$37	$—	$—	$10
Net income attributable to controlling interests	$137	$157	$137	$177	$39	$29	$39
Basic and diluted net income per common unit	$2.91	$3.02	$2.51	$2.83	$0.71	$0.52	$0.62

Weighted average common units outstanding (millions) — basic and diluted	46.2	51.1	53.5	61.2	53.5	53.5	61.2
Other Data
Partnership cash flows before general partner distributions(2)	$183	$225	$205		$51	$44
Partnership cash flows(2)	$180	$222	$202		$50	$43

	March 31, 2013
	Actual	Pro Forma(1)
	(unaudited)	(unaudited)
	(millions of U.S. dollars)
Balance Sheet Data
Total assets	$1,984	$3,492
Long-term debt (including current maturities)	$685	$1,582	(3)
Partners' equity	$1,287	$1,827

(1)
The pro forma data gives effect to the Acquisition, including estimated debt incurred and equity issued to finance the Acquisition, as if such transactions had occurred on January 1, 2012. The acquisition of a 45 percent interest in each of GTN and Bison from TransCanada will be accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the assets and liabilities of GTN and Bison will be recorded at TransCanada's carrying value and the Partnership's historical financial information will be recast to include GTN and Bison for all periods presented on a consolidated basis with non-controlling interest.

(2)
For a definition of partnership cash flows before general partner distributions and partnership cash flows and reconciliations to their most directly comparable GAAP financial measures, please read "Non-GAAP Financial Measures."

(3)
Reflects the expected issuance of $572 million of long-term debt using an assumed effective interest rate of 2.50 percent per annum, less debt issuance costs of $3 million.

 Great Lakes(1)

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
	(millions of U.S. dollars)
Income Data
Transmission revenues	$262	$250	$182	$49	$35
Operating expenses	(59)	(62)	(66)	(15)	(15)
Depreciation	(40)	(32)	(31)	(8)	(8)
Financial charges and other	(31)	(30)	(28)	(7)	(7)
Michigan business tax	(5)	2	—	—	—

Net income	$127	$128	$57	$19	$5

Other Data
Cash distributions made to the Partnership	$69	$73	$44	$11	$6

March 31, 2013
(unaudited)
(millions of U.S. dollars)
Balance Sheet Data
Total assets	$843
Long-term debt (including current maturities)	$345
Partners' equity	$471

(1)
The financial information above for Great Lakes is at 100 percent. The Partnership owns a 46.45 percent interest in Great Lakes.

 Northern Border(1)

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
	(millions of U.S. dollars)
Income Data
Transmission revenues	$295	$310	$311	$81	$72
Operating expenses	(74)	(73)	(79)	(18)	(19)
Depreciation	(62)	(62)	(63)	(16)	(15)
Financial charges and other	(23)	(22)	(24)	(6)	(5)

Net income	$136	$153	$145	$41	$33

Other Data
Cash distributions made to the Partnership	$86	$99	$96	$25	$22

March 31, 2013
(unaudited)
(millions of U.S. dollars)
Balance Sheet Data
Total assets	$1,319
Long-term debt (including current maturities)	$473
Partners' equity	$776

(1)
The financial information above for Northern Border is at 100 percent. The Partnership owns a 50 percent interest in Northern Border.

 GTN(1)

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
	(millions of U.S. dollars)
Income Data
Transmission revenues	$207	$198	$52	$49
Operating expenses	(53)	(48)	(12)	(11)
Depreciation	(37)	(37)	(9)	(9)
Financial charges and other	(16)	(18)	(4)	(5)
Income tax	1	—	—	—

Net income	$102	$95	$27	$24

Other Data
Cash distributions	$155	$114	$21	$22

March 31, 2013
(unaudited)
(millions of U.S. dollars)
Balance Sheet Data
Total assets	$853
Long-term debt (including current maturities)	$325
Partners' equity	$490

(1)
The financial information above for GTN is at 100 percent. The Partnership will own a 70 percent interest in GTN (post-Acquisition).

 Bison(1)

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
	(millions of U.S. dollars)
Income Data
Transmission revenues	$76	$80	$20	$20
Operating expenses	(16)	(17)	(4)	(4)
Depreciation	(17)	(19)	(5)	(5)

Net income	$43	$44	$11	$11

Other Data
Cash distributions	$22	$64	$16	$15

March 31, 2013
(unaudited)
(millions of U.S. dollars)
Balance Sheet Data
Total assets	$637
Long-term debt (including current maturities)	$—
Partners' equity	$612

(1)
The financial information above for Bison is at 100 percent. The Partnership will own a 70 percent interest in Bison (post-Acquisition).

 Non-GAAP Financial Measures

              We use the non-GAAP financial measures "Partnership cash flows" and "Partnership cash flows before general partner distributions" as they provide measures of cash generated during the period to evaluate our cash distribution capability. Management also uses these measures as a basis for recommendations to our general partner's Board of Directors regarding the distribution to be declared each quarter. Partnership cash flow information is presented to enhance investors' understanding of the way that management analyzes our financial performance.

              Partnership cash flows and Partnership cash flows before general partner distributions are provided as a supplement to GAAP financial results and are not meant to be considered in isolation or as substitutes for financial results prepared in accordance with GAAP. The following tables present a reconciliation of Partnership cash flows to net income and Partnership cash flows before general partner distributions to net income, our most directly comparable financial measure calculated in accordance with GAAP. These measures do not have any standardized meaning prescribed by GAAP. They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(unaudited) (millions of U.S. dollars)
Reconciliation of Net Income to Partnership Cash Flows
Net income	$137	$157	$137	$39	$29
Add:
Cash distributions from Great Lakes	69	73	44	11	6
Cash distributions from Northern Border	86	99	96	25	22
Cash distributions from GTN	—	33	28	5	6
Cash distributions from Bison	—	6	16	4	4
Cash flows provided by Other Pipes' operating activities	54	52	49	14	13

	209	263	233	59	51

Less:
Equity earnings from unconsolidated affiliates	(126)	(154)	(129)	(38)	(26)
Other Pipes' net income	(37)	(41)	(36)	(9)	(10)

	(163)	(195)	(165)	(47)	(36)

Partnership cash flows before general partner distributions	183	225	205	51	44
General partner distributions	(3)	(3)	(3)	(1)	(1)

Partnership cash flows	$180	$222	$202	$50	$43

RISK FACTORS

              Investing in our common units offered pursuant to this prospectus supplement and the accompanying prospectus involves certain risks. You should carefully consider the following risk factors and those described under "Risk Factors" in the accompanying prospectus and in Part I. Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012, together with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before investing in our common units. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In such case, our ability to make distributions to our unitholders may be reduced, the trading price of our common units could decline, and you could lose all or part of your investment.

The Acquisition is subject to customary closing conditions.

              On May 15, 2013, we entered into definitive agreements to acquire a 45 percent equity interest in each of GTN and Bison. Following the closing, we will own a 70 percent equity interest in each of Bison and GTN. The Acquisition is expected to close in July 2013; however, the completion of the Acquisition is subject to regulatory approvals and customary closing conditions, including the ability of the seller to make certain representations and warranties and the absence of a material adverse effect at closing. We cannot assure you that these conditions will be met and as a result there can be no assurance that the Acquisition will be completed. Additionally, the closing of this offering is not contingent upon the consummation of the Acquisition. The Acquisition is not subject to a financing condition, and we will require additional financing. Although we expect to finance the remaining portion of the purchase price of the Acquisition with long-term debt, we do not have a committed financing source for the full amount of the purchase price. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the Acquisition.

If the Acquisition is not accretive our future growth may be limited.

              There can be no assurance that the Acquisition, if completed, will result in an increase in cash per common unit generated from operations.

 USE OF PROCEEDS

              We estimate that the net proceeds to us from this offering will be approximately $329.4 million, including a $6.7 million capital contribution from our general partner to maintain its effective two percent general partner interest, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional common units in full, we will receive additional net proceeds of approximately $48.7 million and a proportionate capital contribution of $1.0 million from our general partner.

              We intend to use the net proceeds of this offering (including the proceeds from any exercise of the underwriters' option to purchase additional common units) to pay a portion of the purchase price of the Acquisition. Pending the closing of the Acquisition, which is expected to occur in July 2013, we will use the net proceeds to repay funds borrowed under our $500 million revolving credit facility and hold any remaining net proceeds in cash or invest in short term securities.

              As of April 30, 2013, total borrowings under our revolving credit facility were $309 million. At the Partnership's option, the interest rate on the outstanding borrowings under the revolving credit facility may be lenders' base rate or the London Interbank Offered Rate ("LIBOR") plus, in either case, an applicable margin that is based on the Partnership's long-term unsecured credit ratings. The interest rate on the revolving credit facility averaged 1.46 percent for the three months ended March 31, 2013. The revolving credit facility has a maturity date of November 20, 2017. The outstanding borrowings under the revolving credit facility were incurred primarily for general partnership purposes. For a detailed description of our revolving credit facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Contractual Obligations" in our annual report on Form 10-K for the year ended December 31, 2012 as updated by the section of the same title in our quarterly report on Form 10-Q for the quarter ended March 31, 2013, each of which is incorporated by reference into this prospectus supplement.

              Affiliates of certain of the underwriters are lenders under our revolving credit facility and accordingly will receive a portion of the proceeds from this offering. See "Underwriting (Conflicts of Interest)."

CAPITALIZATION

              The following table sets forth our capitalization as of March 31, 2013:

  •
  on an actual basis;

  •
  on an adjusted basis to give effect to the sale by us of 7,700,000 common units under this offering, the capital contribution from our general partner to maintain its effective two percent general partner interest and the application of net proceeds of this offering to repay amounts borrowed under our revolving credit facility; and

  •
  as further adjusted to give effect to the assumed issuance of $572 million of long-term debt to pay a portion of the purchase price of the Acquisition.

              This table should be read in conjunction with our financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2013
	Actual	As Adjusted	As further Adjusted
	(unaudited) (millions of U.S. dollars)
Long-term debt:
Current portion of long-term debt	$3	$3	$3
Long-term debt	682	373	1,579

Total long-term debt	685	376	1,582

Partners' capital:
General partner	27	34	29
Limited partners	1,261	1,583	1,352
Accumulated other comprehensive loss	(1)	(1)	(1)
Non-controlling interests	—	—	447

Total partners' capital	1,287	1,616	1,827

Total capitalization	$1,972	$1,992	$3,409

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

              Our common units are listed on the New York Stock Exchange under the symbol "TCP." The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange, and quarterly declared cash distributions per common unit. The closing price of our common units on the New York Stock Exchange on May 16, 2013 was $43.85.

	Price Ranges
			Cash Distributions Per Unit(a)
	High	Low
2013
First Quarter	$49.13	$40.60	$0.78
Second Quarter (through May 16, 2013)	$50.27	$42.16
2012
First Quarter	$47.75	$44.27	$0.77
Second Quarter	$45.43	$38.20	$0.78
Third Quarter	$47.05	$42.67	$0.78
Fourth Quarter	$47.65	$38.74	$0.78
2011(b)
First Quarter	$54.95	$50.02	$0.75
Second Quarter	$52.55	$43.24	$0.77
Third Quarter	$49.04	$39.24	$0.77
Fourth Quarter	$48.36	$41.61	$0.77

(a)
Cash distributions declared for each quarter. Cash distributions were declared and paid within 45 days following the close of each quarter.

(b)
Prior to December 2011, our common units were listed on the NASDAQ Stock Market. The information for 2011 reflects the high and low sales prices of our common units as reported on the NASDAQ Stock Market prior to December 2011.

TAX CONSIDERATIONS

              The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, please read "Material Tax Considerations" in the accompanying prospectus and "Risk Factors—Tax Risks to Common Unitholders" in our Annual Report on Form 10-K for the year ended December 31, 2012. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

Ratio of Taxable Income to Distributions

              We estimate that if you purchase common units in this offering and own them through the record date for distributions for the period ending December 31, 2015, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20 percent of the amount of cash distributed to you with respect to that period. If you continue to own common units purchased in this offering after that period, the percentage of federal taxable income allocated to you may be higher. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to continue to distribute the current quarterly distribution of $0.780 per unit (based on the last quarterly distribution paid by us) throughout the referenced period. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and certain tax reporting positions that we have adopted. The Internal Revenue Service could disagree with our tax reporting positions. Accordingly, we cannot assure you that the estimate will be correct. The actual ratio of allocable taxable income to cash distributions could be higher or lower, and any differences could be material and could materially affect the value of common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

  •
  taxable income from operations exceeds our estimates and we do not correspondingly increase our distributions with respect to the units; or

  •
  we make a future offering of common units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering.

UNDERWRITING (CONFLICTS OF INTEREST)

              Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters named below, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Units
Wells Fargo Securities, LLC	1,262,800
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,262,800
J.P. Morgan Securities LLC	1,262,800
Morgan Stanley & Co. LLC	1,262,800
UBS Securities LLC	1,262,800
Deutsche Bank Securities Inc.	693,000
RBC Capital Markets, LLC	693,000

Total	7,700,000

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement (other than those covered by the option described below) if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The underwriters have advised us that they propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.01290 per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Unit	Without Option	With Option
Public offering price	$43.85000	$337,645,000	$388,291,750
Underwriting discount	$1.68823	$12,999,371	$14,949,277
Proceeds, before expenses, to us	$42.16177	$324,645,629	$373,342,473

              The expenses of the offering, not including the underwriting discount, are estimated at $2 million and are payable by us.

Option to Purchase Additional Common Units

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,155,000 additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter's initial amount reflected in the above table.

Lock-Up Agreements

              We, our general partner, our general partners' officers and directors and TransCan Northern Ltd. have agreed that, for a period of 45 days from the date of this prospectus, we and they will not, without the prior written consent of Wells Fargo Securities, LLC, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units or file a registration statement in respect of or publicly announce an intention to effect any such transaction; provided, however, that we may grant restricted units or options to purchase common units under long-term incentive plans as in effect on the date hereof and we may sell common units to a subsidiary of TransCanada so long as the purchaser agrees to be bound by this lock-up with respect to any further disposition of any such common units.

              Wells Fargo Securities, LLC may release any of the securities subject to lock-up agreements in whole or in part at any time with or without notice.

New York Stock Exchange Listing

              The common units are listed on the New York Stock Exchange under the symbol "TCP."

Price Stabilization, Short Positions

              Until the distribution of the common units is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option. "Naked" short sales are sales in excess of the option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering. Prior to purchasing the common units being offered pursuant to this prospectus supplement, on May 16, 2013, one of the underwriters purchased, on behalf of the underwriters, 36,594 common units at an average price of $43.85 per common unit in stabilizing transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on New York Stock Exchange, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Common Units

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The underwriters may allocate a limited number of common units for sale to their online brokerage customers. Other than the prospectus in electronic format, the information on any underwriter's web site is not part of this prospectus.

Conflicts of Interest

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, UBS Securities LLC and Deutsche Bank Securities Inc. are lenders under our revolving credit facility and accordingly will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under such facility.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

FINRA Conduct Rule

              Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Conduct Rules. Investor suitability with respect to the limited partnership units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

Notice to Prospective Investors in the EEA

              In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state"), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date"), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

              For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression "2010 PD Amending Directive" means Directive 2010/73/EU.

              We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

              Our partnership may constitute a "collective investment scheme" as defined by section 235 of the Financial Services and Markets Act 2000 ("FSMA") that is not a "recognised collective investment scheme" for the purposes of FSMA ("CIS") and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

    (1)
    if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 ("Promotion of Collective Investment Schemes") (Exemptions) Order 2001, as amended (the "CIS Promotion Order") or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

    (2)
    otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 ("Financial Promotion") Order 2005, as amended (the "Financial Promotion Order") or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

    (3)
    in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as "relevant persons").

              Our partnership's common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

              An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

              This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 ("CISA"). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

              This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital Investment Act (Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Capital Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

              The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

              Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

              The validity of the common units will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

              The consolidated financial statements of TC PipeLines, LP as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG LLP (US), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

              The consolidated financial statements of TC PipeLines, LP for the year ended December 31, 2010 have been incorporated by reference herein, in reliance upon the report of KPMG LLP (Canada), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

              The financial statements of Great Lakes Gas Transmission Limited Partnership as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG LLP (US), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

              The financial statements of Northern Border Pipeline Company as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG LLP (US), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

              The financial statements of Gas Transmission Northwest LLC as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG, LLP (US), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

              The financial statements of Bison Pipeline LLC as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG, LLP (US), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

              We have filed a registration statement with the Securities and Exchange Commission, or SEC, under the Securities Act that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

              In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.tcpipelineslp.com, all materials that we file electronically with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 reports and amendments to these reports, as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

              The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

              We incorporate by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition.

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

  •
  Our Current Reports on Form 8-K filed on March 25, 2013 and May 15, 2013; and

  •
  The description of our common units contained in our registration statement on Form 8-A/A, filed on November 12, 2009.

              We also incorporate by reference additional documents that we may file with the SEC (other than information deemed to be "furnished" and not "filed" under SEC guidelines) until all of the securities offered by this prospectus supplement have been sold. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

              You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's website at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this document, by requesting them in writing or by telephone from us at the following address:

TC PipeLines, LP
717 Texas Street, Suite 2400
Houston, Texas 77002-2761
Attn: Secretary
Toll Free: (877) 290-2772

PROSPECTUS

TC PipeLines, LP

Common Units
Debt Securities

        We may in one or more offerings offer and sell common units representing limited partner interests of TC PipeLines, LP and debt securities. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. This prospectus describes the general terms of these securities. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

        You should read this prospectus and the applicable prospectus supplements carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

        Our common units are listed on the New York Stock Exchange under the symbol "TCP."

        Investing in our common units and debt securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risks described under "Risk Factors" on page 7 of this prospectus, in any accompanying prospectus supplement or in the documents incorporated by reference into this prospectus before making a decision to invest in our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 15, 2013

        You should rely only on the information contained or incorporated by reference in this prospectus and in any applicable prospectus supplement and any free writing prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any underwriter, dealer or agent will make an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus and any applicable prospectus supplement is accurate only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this shelf registration process, we may sell an indeterminate amount of the common units or debt securities described in this prospectus in one or more offerings.

        This prospectus provides you with only a general description of us and the common units and debt securities that we may offer. This prospectus does not contain all of the information set forth in the registration statement of which this prospectus is a part, as permitted by the rules and regulations of the SEC. For additional information regarding us and the offered securities, please refer to the registration statement of which this prospectus is a part. Each time we sell common units or debt securities with this prospectus, we will provide a prospectus supplement that contains specific information about the offering and the terms of the offered securities. The prospectus supplement also may add, delete, update or change information contained in this prospectus. You should rely only on the information in the applicable prospectus supplement if this prospectus and the applicable prospectus supplement are inconsistent. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement, together with the additional information described under the section of this prospectus titled "Where You Can Find More Information." In particular, you should carefully consider the risks and uncertainties described under the section titled "Risk Factors" or otherwise included in any applicable prospectus supplement or incorporated by reference in this prospectus before you decide whether to purchase the securities. These risks and uncertainties, together with those not known to us or those that we may deem immaterial, could impair our business and ultimately affect our ability to make payments on the securities.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

        In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.tcpipelineslp.com, all materials that we file electronically with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 reports and amendments to these reports, as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

        We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until the applicable offering under this prospectus and any prospectus supplement is terminated, in each case other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and that is not deemed filed under the Exchange Act and is not incorporated in this prospectus.

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

  •
  Our Current Reports on Form 8-K filed on March 25, 2013 and May 15, 2013; and

  •
  The description of our common units contained in our registration statement on Form 8-A/A, filed on November 12, 2009.

        You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's website at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this document, by requesting them in writing or by telephone from us at the following address:

TC PipeLines, LP
717 Texas Street, Suite #2400
Houston, Texas 77002
Attn: Secretary
Toll Free: (877) 290-2772

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        The statements in this prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference that are not historical information, including statements concerning plans and objectives of management for future operations, economic performance or related assumptions, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "forecast," "should," "predict," "could," "will," "may," and other terms and expressions of similar meaning. The absence of these words, however, does not mean that the statements are not forward-looking.

        These statements are based on management's beliefs and assumptions and on currently available information and include, but are not limited to, statements regarding anticipated financial performance, future capital expenditures, liquidity, market or competitive conditions, regulations, organic or strategic growth opportunities, contract renewals and ability to market open capacity, business prospects, outcome of regulatory proceedings and cash distributions to unitholders. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results predicted. Factors that could cause actual results to differ materially from those contemplated in the forward-looking statements include but are not limited to:

  •
  the ability to grow distributions through accretive expansions or acquisitions;

  •
  the ability of our pipeline systems to sell available capacity on favorable terms and renew expiring contracts which are affected by, among other factors:

  •
  demand for natural gas;

  •
  changes in relative cost structures and production levels of natural gas producing basins;

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  natural gas prices and regional differences;

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  weather conditions;

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  availability and location of natural gas supplies in Canada and United States of America ("U.S.");

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  competition from other pipeline systems;

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  natural gas storage levels;

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  the level of production of natural gas liquids and the subsequent impact on relative competitiveness of natural gas producing basins; and

  •
  rates and terms of service;

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  increases in operational or compliance costs resulting from changes in laws and governmental regulations affecting our pipeline systems, particularly regulations issued by the Federal Energy Regulatory Commission, the U.S. Environmental Protection Agency, U.S. Department of Transportation ("DOT") and U.S. DOT Pipeline and Hazardous Materials Safety Administration;

  •
  the outcome and frequency of rate proceedings on our pipeline systems;

  •
  our ability to identify and complete expansion projects and other accretive growth opportunities;

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  the performance by the shippers of their contractual obligations on our pipeline systems;

  •
  changes in the taxation of master limited partnership investments by states or the federal government such as the elimination of pass-through taxation or tax deferred distributions;

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  potential conflicts of interest between TC PipeLines GP, Inc., our general partner (the "General Partner"), its affiliates and us;

  •
  the ability to maintain secure operation of our information technology;

  •
  the impact of any impairment charges;

  •
  operating hazards, casualty losses and other matters beyond our control; and

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  unfavorable economic conditions and the impact on capital markets.

        Other factors described elsewhere in this prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference, or factors that are unknown or unpredictable, could also have material adverse effects on future results. Please also read "Risk Factors" in this prospectus and any accompanying prospectus supplement and "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other SEC filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. These forward-looking statements and information are made only as of the date of this prospectus, the applicable prospectus supplement or the filing of the report in which they were included, and except as required by applicable law, we undertake no obligation to update these forward-looking statements and information to reflect new information, subsequent events or otherwise.

 ABOUT TC PIPELINES, LP

        We are a publicly traded Delaware master limited partnership, formed by TransCanada (as defined below) in 1998 to acquire, own and participate in the management of energy infrastructure businesses in North America. Our pipeline systems transport natural gas in the United States. Our common units are traded on the New York Stock Exchange (the "NYSE") under the symbol "TCP." Our general partner is TC PipeLines GP, an indirect, wholly-owned subsidiary of TransCanada.

        TC PipeLines, LP ("TC PipeLines") and its subsidiaries are collectively referred to herein as the "Partnership." In this prospectus, references to "we," "us" or "our" refer to the Partnership. TransCanada Corporation and its subsidiaries are collectively referred to herein as "TransCanada." The Partnership's subsidiary limited partnerships, TC PipeLines Intermediate Limited Partnership, TC Tuscarora Intermediate Limited Partnership and TC GL Intermediate Limited Partnership, are collectively referred to herein as the "Intermediate Partnerships." Great Lakes, Northern Border, GTN, Bison, North Baja and Tuscarora (each as defined below), together with any future subsidiaries owning pipeline systems, are collectively referred to herein as the "Operating Entities."

        We have equity ownership interests in six natural gas interstate pipeline systems that collectively are designed to transport approximately 8.9 billion cubic feet per day ("Bcf/d") of natural gas from producing regions and import facilities to market hubs and consuming markets primarily in the Western and Midwestern U.S. and Central Canada. All of our pipeline systems are operated by TransCanada.

        Our pipeline systems include:

Pipeline	Length	Description	Ownership

Great Lakes	2,115 miles	Connects with the TransCanada Mainline at the Canadian border near Emerson, Manitoba, Canada and St. Clair, Michigan, near Detroit. Great Lakes is a bi-directional pipeline that can receive and deliver natural gas at multiple points along its system. TransCanada owns the remaining 53.55 percent of Great Lakes Gas Transmission Limited Partnership ("Great Lakes").	46.45%
Northern Border	1,408 miles	Extends between the Canadian border near Port of Morgan, Montana to a terminus near North Hayden, Indiana, south of Chicago. Northern Border is capable of receiving natural gas from Canada, the Williston Basin and Rockies Basin. ONEOK Partners, L.P. owns the remaining 50 percent of Northern Border Pipeline Company ("Northern Border").	50%
GTN	1,353 miles	Extends between an interconnection near Kingsgate, British Columbia, Canada at the Canadian Border to a point near Malin, Oregon at the California border. TransCanada owns the remaining 75 percent of Gas Transmission Northwest LLC ("GTN").	25%
Bison	303 miles	Extends from a location near Gillette, Wyoming to Northern Border's pipeline system in North Dakota. Bison was placed into service in January 2011 to transport natural gas from the Powder River Basin to Midwest markets. TransCanada owns the remaining 75 percent of Bison Pipeline LLC ("Bison").	25%

Pipeline	Length	Description	Ownership

North Baja	86 miles	Extends between an interconnection with the El Paso Natural Gas Company pipeline near Ehrenberg, Arizona to an interconnection with a natural gas pipeline near Ogilby, California on the Mexican border. North Baja is a bi-directional pipeline. North Baja pipeline is owned by North Baja Pipeline, LLC ("North Baja").	100%
Tuscarora	305 miles	Extends between GTN near Malin, Oregon to its terminus near Reno, Nevada and delivers natural gas in northeastern California and northwestern Nevada. Tuscarora pipeline is owned by Tuscarora Gas Transmission Company ("Tuscarora").	100%

 RISK FACTORS

        Limited partner interests are inherently different from the capital stock of a corporation. An investment in our securities involves a high degree of risk. You should carefully consider all of the information contained in, or incorporated by reference in, this prospectus and the applicable prospectus supplement, and other information that may be incorporated by reference in this prospectus and any prospectus supplement as provided under "Where You Can Find More Information," including those in Item 1A. "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2012. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read "Cautionary Statement Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operation could be materially and adversely affected. In that case, the trading price of our common units or debt securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

        Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of securities for general partnership purposes, which may include repayment of debt, capital expenditures, future acquisitions and working capital.

        Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Year Ended December 31,					Three Months Ended March 31,
2008(1)	2009(1)	2010	2011	2012	2013
4.34x	4.52x	6.40x	6.34x	6.71x	6.80x

        For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of deferred loan costs and an estimate of the interest within rental expense.

(1)
The acquisition of North Baja in 2009 was accounted for as a transaction between entities under common control similar to a pooling of interests, and the Partnership's historical financial information was recast to include North Baja for all periods presented. The ratios presented reflect the recast historical financial information.

 DESCRIPTION OF COMMON UNITS

Number of Units

        As of May 15, 2013, we had 53,472,766 common units outstanding, of which 36,387,935 were held by the public, 11,287,725 were held by TransCan Northern Ltd. and 5,797,106 were held by the General Partner. TransCan Northern Ltd. and the General Partner are each indirect wholly-owned subsidiaries of TransCanada. TransCanada, through its indirect ownership of the General Partner, holds a two percent general partner interest in the Partnership.

        The common units represent an aggregate 98 percent limited partner interest and the general partner interest represents an effective two percent general partner interest in the Partnership.

        Under our partnership agreement, we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as may be established by the General Partner in its sole discretion.

Distributions

        We will make quarterly cash distributions to our partners comprising all of our Available Cash. Available Cash is defined in the partnership agreement and generally means, with respect to any quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to:

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  provide for the proper conduct of our business (including reserves for future capital expenditures and for anticipated credit needs);

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  comply with applicable laws or any of our debt instruments or other agreements; or

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  provide funds for cash distributions to unitholders and the General Partner in respect of any one or more of the next four quarters.

We distribute Available Cash from our operations in the following manner:

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  First, 98 percent to all units, pro rata, and two percent to the General Partner, until each unitholder has received the first target distribution of $0.81 per common unit for that quarter;

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  Second, 85 percent to all units, pro rata, and 15 percent to the General Partner, until each unitholder has received the second target distribution of $0.88 for that quarter; and

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  Thereafter, 75 percent to all units, pro rata, and 25 percent to the General Partner.

Voting

        Our General Partner is our manager and operator. Unlike the stockholders in a corporation, holders of our common units have only limited voting rights on matters affecting our business. Unitholders have no right to elect our General Partner or its board of directors. The members of the board of directors of our General Partner, including the independent directors, are appointed by its parent company and not by the unitholders.

        Unitholders will not have voting rights except with respect to the following matters, for which our partnership agreement requires the approval of the holders of a majority of the units, unless otherwise indicated:

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  the merger of the Partnership or a sale, exchange or other disposition of all or substantially all of our assets;

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  the removal of our General Partner (requires 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates);

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  the election of a successor General Partner;

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  the dissolution of the Partnership or the reconstitution of the Partnership upon dissolution;

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  approval of certain actions of our General Partner (including the transfer by the General Partner of its general partner interest under certain circumstances); and

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  certain amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

        Under the partnership agreement, our general partner generally will be permitted to effect, without the approval of unitholders, amendments to the partnership agreement that do not adversely affect unitholders.

        Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group (other than TransCanada and its affiliates) owns beneficially 20 percent or more of all common units, such common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement.

Listing

        Our outstanding common units are listed on the NYSE under the symbol "TCP." Any additional common units we issue will also be listed on the NYSE.

Transfer Agent and Registrar

        Our transfer agent and registrar for the common units is Computershare Investor Services.

Summary of Limited Partnership Agreement

        A summary of the important provisions of our partnership agreement is included in our Registration Statement on Form 8-A/A filed on July 7, 2009.

 DESCRIPTION OF DEBT SECURITIES

        In this "Description of Debt Securities," references to "TC PipeLines," "we," "us" or "our" are to TC PipeLines, LP and not its subsidiaries or affiliates.

        The following description sets forth the general terms and provisions that apply to the debt securities that we may offer. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement.

        The debt securities will be:

  •
  our direct general obligations;

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  either senior debt securities or subordinated debt securities; and

  •
  issued under separate indentures among us and the trustee named therein.

        We currently have $350 million of debt securities outstanding. In addition to the following summary, you should refer to the applicable provisions of the senior indenture and the subordinated indenture for more detailed information. A copy of the senior indenture, dated as of June 17, 2011, between us and The Bank of New York Mellon, as trustee, is attached as an exhibit to a Current Report on Form 8-K we filed on June 17, 2011. We filed a form of the subordinated indenture as an exhibit to the registration statement of which this prospectus is a part. The final subordinated indenture and the applicable supplemental indentures to the senior indenture and subordinated indenture will be filed as exhibits to a Current Report on Form 8-K in connection with a particular offering. You should read the indentures for provisions that may be important to you because the indentures, and not this description, govern your rights as a holder of debt securities.

        Neither indenture limits the aggregate principal amount of debt securities that we may issue under that indenture. The debt securities may be issued in one or more series as we may authorize at various times.

        All debt securities will be unsecured. The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to senior indebtedness as described under "Provisions Only in the Subordinated Indenture—Subordinated Debt Securities Subordinated to Senior Debt" below.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

        We will prepare a prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered, which will include specific terms relating to such debt securities. These terms will include some or all of the following:

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  the form and title of the debt securities;

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  the total principal amount of the debt securities;

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  whether the debt securities are senior or subordinated debt securities;

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  the currency or currencies in which principal and interest will be paid;

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  the prices at which we will issue the debt securities;

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  the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

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  any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

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  the dates on which the principal of the debt securities will be payable;

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  the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

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  any conversion or exchange provisions;

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  any optional redemption provisions;

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  any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

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  any changes to or additional events of default or covenants;

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  the subordination, if any, of the debt securities and any changes to the subordination provisions of the subordinated indenture; and

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  any other terms of the debt securities.

Provisions Only in the Senior Indenture

        The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated Debt and senior in right of payment to any of our subordinated Debt (including the subordinated debt securities). The senior indenture contains restrictive covenants, including provisions that:

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  limit our ability and our Principal Subsidiaries' ability to create liens on any of our Principal Property; and

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  limit our ability and our Principal Subsidiaries' ability to sell and lease back any Principal Property.

        We have described below these provisions and some of the defined terms used in them.

        The subordinated debt securities issued under the subordinated indenture may be subject to similar provisions, as we will specify in the applicable prospectus supplement.

Limitation on Liens

        The senior indenture provides that, so long as any senior debt securities issued thereunder are outstanding, we will not, nor will we permit any Principal Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property, or upon any equity interests of any Principal Subsidiary, whether such Principal Property is, or equity interests are, owned or leased on the date of the senior indenture or thereafter acquired, to secure any Debt of TC PipeLines or any other Person (other than all of the senior debt securities issued thereunder), without in any such case making effective provision whereby all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured.

        This restriction does not apply to:

  (1)
  Permitted Liens (as defined below);

  (2)
  any Lien upon any property or assets of TC PipeLines or any Principal Subsidiaries in existence on the date the senior debt securities of such series are first issued or created pursuant to an "after-acquired property" clause or similar term or arising thereafter pursuant to contractual commitments entered into prior to and existing on such date;

  (3)
  any Lien upon any property or assets created at the time of acquisition of such property or assets by us or any Principal Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year after the date of such acquisition;

  (4)
  any Lien upon any property or assets existing thereon at the time of the acquisition thereof by TC PipeLines or any of its Principal Subsidiaries (regardless of whether the obligations secured thereby are assumed by TC PipeLines or any of its Subsidiaries); provided, however, that such Lien only encumbers the property or assets so acquired;

  (5)
  any Lien upon any property or assets of a Person existing thereon at the time such Person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such Lien only encumbers the property or assets of such Person at the time such Person becomes a Subsidiary;

  (6)
  any Lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), or to provide funds for any such purpose;

  (7)
  any Lien imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and Liens which secure a judgment or other court-ordered award or settlement as to which we or the applicable Principal Subsidiary has not exhausted its appellate rights;

  (8)
  any Lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by clauses (1) through (7) above; or

  (9)
  any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of any Lien, in whole or in part, referred to in clauses (1) through (8) above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement); provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property).

        Notwithstanding the foregoing, under the senior indenture, we may, and may permit any Principal Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property to secure Debt of TC PipeLines or any Person (other than all of the senior debt securities) that is not excepted by clauses (1) through (9), inclusive, above without securing the senior debt securities issued under the senior indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (as defined below) (excluding Sale-Leaseback Transactions permitted by clauses (1), (2) and (4) of the first paragraph under "Restriction on Sale-Leasebacks" below) does not exceed 15 percent of Consolidated Net Tangible Assets (as defined below).

        For purposes of making the calculation in the immediately preceding paragraph, with respect to any such secured Debt of a non-wholly-owned Subsidiary with no recourse to TC PipeLines or any wholly-owned Subsidiary thereof, only that portion of the aggregate principal amount of such secured Debt reflecting TC PipeLines's pro rata ownership interest in such non-wholly-owned Subsidiary shall be included in making such calculation.

        "Permitted Liens" means:

  •
  Liens upon rights-of-way for pipeline purposes;

  •
  any statutory or governmental Lien or Lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction, development, improvement or repair;

  •
  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture, or to designate a purchaser of, any property;

  •
  Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested in good faith at the time by us or any Subsidiary;

  •
  Liens arising under, or to secure performance of, leases, other than capital leases;

  •
  any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

  •
  any Lien upon property or assets acquired or sold by TC PipeLines or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

  •
  any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

  •
  any Lien in favor of TC PipeLines or any Subsidiary;

  •
  any Lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any Debt incurred by TC PipeLines or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such Lien;

  •
  any Lien securing industrial development, pollution control or similar revenue bonds;

  •
  any Lien securing Debt of TC PipeLines or any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding senior debt securities under the senior indenture in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding senior debt securities under the senior indenture, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by TC PipeLines or any Subsidiary in connection therewith;

  •
  Liens in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

  •
  any Lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations; or

  •
  any Lien to secure performance of hedging obligations of TC PipeLines or any Subsidiary.

Restrictions on Sale-Leasebacks

        The senior indenture provides that, so long as any senior debt securities issued thereunder are outstanding, we will not, and will not permit any Principal Subsidiary to, engage in the sale or transfer by TC PipeLines or any Principal Subsidiary of any Principal Property to a Person (other than TC PipeLines or a Principal Subsidiary) and the taking back by TC PipeLines or any Principal Subsidiary, as the case may be, of a lease of such Principal Property (a "Sale-Leaseback Transaction"), unless:

  (1)
  the Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the relevant Principal Property or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

  (2)
  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

  (3)
  TC PipeLines or such Principal Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property subject to the Sale-Leaseback Transaction in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities issued under the senior indenture; or

  (4)
  TC PipeLines or such Principal Subsidiary, within a 270-day period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of Pari Passu Debt of TC PipeLines or any of its Subsidiaries, or (B) the investment in another Principal Property.

Provisions Only in the Subordinated Indenture

Subordinated Debt Securities Subordinated to Senior Debt

        The subordinated debt securities will rank junior in right of payment to all of our Senior Debt. "Senior Debt" is defined to include all notes or other evidences of indebtedness, including our guarantees for money we borrowed, not expressed to be subordinate or junior in right of payment to any other of our Debt.

Payment Blockages

        The subordinated indenture may provide that no payment of principal, interest or any premium on the subordinated debt securities may be made in the event that we fail to pay when due any amounts on any Senior Debt and in other instances specified in the subordinated indenture.

No Limitation on Amount of Senior Debt

        The subordinated indenture will not limit the amount of Senior Debt that we may incur.

Consolidation, Merger or Asset Sale

        Pursuant to each indenture, we may not consolidate with or merge with or into any other entity or sell, lease or transfer our properties and assets as, or substantially as, an entirety to any entity, whether in a single transaction or a series of related transactions, unless:

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  (a) in the case of a merger, TC PipeLines is the surviving entity, or (b) the entity formed by such consolidation or into which TC PipeLines is merged or the entity that acquires by sale or transfer, or that leases, the properties and assets of TC PipeLines as, or substantially as, an entirety expressly assumes the due and punctual payment of the principal of and any premium and interest on all the debt securities under the applicable indenture and the performance or observance of every covenant of the applicable indenture on the part of TC PipeLines to be performed or observed and shall have expressly provided for conversion rights in respect of any series of outstanding securities with conversion rights;

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  the surviving entity or successor entity is an entity organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

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  immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing under the applicable indenture; and

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  TC PipeLines has delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, sale, transfer or lease and such supplemental indenture required, if any, comply with the applicable indenture and that all conditions precedent herein provided for relating to such transaction have been complied with.

Reports

        So long as any debt securities are outstanding, we will:

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  file with the trustee, within 15 days after it is required to file the same with the SEC, copies of the annual reports and the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act;

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  if we are not subject to the reporting requirements of the Exchange Act, file with the trustee, within 15 days after it would have been required to file the same with the SEC, financial statements, including any notes thereto (and with respect to annual reports, an auditors' report by a firm of established national reputation) and a "Management's Discussion and Analysis of Financial Condition and Results of Operations," both comparable to what it would have been required to file with the SEC had it been subject to the reporting requirements of the Exchange Act; and

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  if we are required to furnish annual or quarterly reports to our common unit holders pursuant to the Exchange Act, file such reports with the trustee and mail them to the holders of the debt securities.

        The trustee shall not be deemed to have constructive knowledge of the content of reports and filings delivered or deemed delivered to it.

Modification of Indentures

        We may modify or amend each indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture affected by the modification or amendment consent to it. Without the consent of each outstanding debt security affected, however, no modification may:

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  change the stated maturity of the principal of or any installment of principal of or interest on any debt security;

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  reduce the principal amount of, the interest rate on or the premium payable upon redemption of any debt security;

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  change the redemption date for any security;

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  reduce the principal amount of an original issue discount debt security payable upon acceleration of maturity;

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  change the place of payment where any debt security or any premium or interest on any debt security is payable;

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  change the coin or currency in which any debt security or any premium or interest on any debt security is payable;

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  impair the right to institute suit for the enforcement of any payment on any debt security;

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  reduce the percentage in principal amount of outstanding debt securities of any series necessary to modify the indenture, to waive compliance with certain provisions of the indenture or to waive certain defaults and their consequences; or

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  subject to certain exceptions, modify any of the above provisions and certain other provisions relating to the waiver of past defaults and waiver of certain covenants, other than modifications to increase the required consent percentage or to provide that certain other provisions may not be modified or waived without the consent of the holders of each outstanding debt security.

        We may modify or amend the indenture without the consent of any holders of the debt securities in certain circumstances or for certain purposes, including:

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  to provide for the assumption of our obligations under the indenture and the debt securities issued thereunder by a successor upon any merger, consolidation or asset transfer

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  to add to the covenants such further covenants, restrictions, conditions or provisions (and if such covenants, restrictions, conditions or provisions are to be for the benefit of less than all series of debt securities issued thereunder, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred under such indenture upon TC PipeLines and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default; provided, that such modification or amendment may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an event of default or may limit the remedies available to the trustee upon such an event of default or may limit the right of the holders of a majority in principal amount of the outstanding debt securities of such series to waive such an event of default;

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  to add any additional defaults or events of default in respect of all or any series of debt securities;

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  to change or eliminate any of the provisions of such indenture, provided that any such change or elimination shall become effective only when there are no outstanding debt securities of any series created prior to such modification or amendment which are entitled to the benefit of such provision;

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  to secure the senior debt securities as described above under "Provisions Only in the Senior Indenture—Limitations on Liens";

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  to establish a new series of debt securities under the indenture or reopen any series of any debt securities under the indenture in accordance with the indenture;

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  to evidence and provide for the acceptance of appointment by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the trusts by more than one trustee;

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  to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision of such indenture, to comply with any applicable mandatory provision of law or to make any other provisions with respect to matters or questions arising under such indenture which shall not adversely affect the interests of the holders of any debt securities of any series in any material respect; or

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  to qualify the indenture under the Trust Indenture Act of 1939, as amended, and to add such other provisions as may be expressly required under such act.

        The holders of a majority in principal amount of the outstanding debt securities of any series issued under either indenture may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

Events of Default and Remedies

        "Event of Default" when used in each indenture, means any of the following with respect to debt securities of any series:

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  failure to pay the principal of or any premium on any debt security of that series when due;

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  failure to pay interest on any debt security of that series for 30 days;

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  failure to perform any other covenant or warranty in the indenture that continues for 60 days after being given written notice by the trustee or by the trustee and holders representing the required percentage of outstanding debt securities of that series;

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  certain events of bankruptcy, insolvency or reorganization of TC PipeLines; or

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  any other Event of Default with respect to debt securities of that series included in any indenture or supplemental indenture.

        The subordination provisions of the subordinated indenture do not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, such subordination provisions do not prevent the occurrence of any default under the subordinated indenture.

        An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

        If an Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25 percent in aggregate principal amount of the debt securities of the series may declare the entire principal of (or, if any of the debt securities of that series are original issue discount debt securities, the portion of the principal specified in the terms of those securities), and accrued but unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind the declaration. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the entire principal of all the outstanding debt securities shall be due and payable immediately without further action or notice.

        Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the trustee indemnity satisfactory to the trustee in its sole discretion. If they provide this indemnification, the holders of a majority in principal amount of any series of debt securities may direct, subject to certain limitations, the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Registration of Notes

        We may issue debt securities of a series in registered or global form.

Minimum Denominations

        Unless the prospectus supplement for each issuance of debt securities states otherwise, the securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

No Personal Liability of General Partner

        Unless otherwise stated in a prospectus supplement and supplemental indenture relating to a series of debt securities being offered, the General Partner and its directors, officers, employees and shareholders will not have any liability for our obligations under the indentures or the debt securities. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

Payment and Transfer

        Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the Persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

        Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Form, Exchange, Registration and Transfer

        Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the Person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

        We will appoint the trustee under each indenture as security registrar for the debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities. In the case of any redemption in part, we will not be required:

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  to issue, register the transfer of or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption; or

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  to register the transfer of or exchange any debt security, or portion of any debt security, between the record date and the payment date, or any debt security or portion thereof called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

Discharging Our Obligations

        We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. We may discharge our obligations under the indentures or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver to the trustee an opinion of our legal counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the IRS or change in federal income tax law. We may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

Book Entry, Delivery and Form

        The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

        Unless otherwise stated in any prospectus supplement, The Depository Trust Company ("DTC"), New York, New York, will act as securities depository for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered securities certificate will be issued for the debt securities, in the aggregate principal amount of the debt securities, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

        DTC, the world's largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of

U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has a Standard & Poor's rating of AA+. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

        Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

        To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of the debt securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults, and proposed amendments to the debt security documents. For example, Beneficial Owners of debt securities may wish to ascertain that the nominee holding the debt securities for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

        Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to debt securities unless authorized by a Direct Participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Partnership as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Redemption proceeds, distributions, and interest payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detailed information from the Partnership or the trustee, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with debt securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or the Partnership, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Partnership or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to Beneficial Owners will be the responsibility of Direct and Indirect Participants.

        A Beneficial Owner shall give notice to elect to have its debt securities purchased or tendered, through its Participant, to any Tender/Remarketing Agent, and shall effect delivery of such debt securities by causing the Direct Participant to transfer the Participant's interest in the debt securities, on DTC's records, to the Tender/Remarketing Agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the debt securities are transferred by Direct Participants on DTC's records and followed by a book-entry credit of tendered securities to the Tender/Remarketing Agent's DTC account.

        DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to the Partnership or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, securities certificates are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, securities certificates will be printed and delivered to DTC.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Partnership believes to be reliable, but the Partnership takes no responsibility for the accuracy thereof.

The Trustee

Resignation or Removal of Trustee

        Under provisions of the indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the subordinated indenture or the senior indenture. Also, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture. We may appoint a separate trustee for any series of debt securities. We use the term "trustee" to refer to the trustee appointed with respect to any such series of debt securities. We or the holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series in accordance with the terms and conditions of such indenture.

Limitations on Trustee if it is a Creditor of TC PipeLines

        There are limitations on the right of the trustee under each indenture, in the event that it becomes a creditor of TC PipeLines, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

        The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve as such, the priority of the trustee's claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

        In addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

Certain Definitions

        "Capital Interests" means any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

        "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

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  all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term Debt), and

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  the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents, unamortized Debt discount and expense and other like intangible assets, all as set forth on the consolidated balance sheet of TC PipeLines and its consolidated subsidiaries for TC PipeLines' most recently completed fiscal quarter, prepared in accordance with GAAP.

        "Debt" means any obligation created or assumed by any Person for the repayment of money borrowed, and any purchase money obligation created or assumed by such Person and any guarantee of the foregoing (without duplication).

        "GAAP" means generally accepted accounting principles in the United States, as in effect from time to time.

        "General Partner" means the Person serving as such under our partnership agreement, which, on the date hereof, is TC PipeLines GP, Inc., a Delaware corporation.

        "Lien" means any mortgage, pledge, security interest, charge, lien or other encumbrance of any kind, whether or not filed, recorded and perfected under applicable law.

        "Pari Passu Debt" means any Debt of TC PipeLines, whether outstanding on the date any securities are issued under the senior indenture or thereafter created, incurred or assumed, unless in the case of any particular Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Debt shall be subordinated in right of payment to the senior debt securities.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government, or any agency or political subdivision thereof.

        "Principal Property" means, whether currently owned or leased or subsequently acquired, any pipeline, gathering system, terminal, storage facility, processing plant or other plant or facility located in the United States of America or any territory or political subdivision thereof owned or leased by TC PipeLines or any of its Subsidiaries and used in transporting, distributing, terminalling, gathering, treating, processing, marketing or storing natural gas, natural gas liquids or other hydrocarbons, except (1) any property or asset consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles (but excluding vehicles that generate transportation revenues) and (2) any such pipeline or other plant or facility that, in the good faith opinion of the board of directors of the General Partner as evidenced by resolutions of the board of directors of the General Partner, is not material in relation to the activities of TC PipeLines and its Subsidiaries, taken as a whole.

        "Principal Subsidiary" means any of TC PipeLines's Subsidiaries that owns or leases, directly or indirectly, a Principal Property.

        "Subsidiary" of any Person means (i) any partnership of which more than 50 percent of the Capital Interests (considering all partners' Capital Interests as a single class) is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof, or (ii) any corporation, association or other business entity (other than a partnership) of which more than 50 percent of the total voting power of the Capital Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or equivalent persons thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

 MATERIAL TAX CONSIDERATIONS

        This section is a summary of material federal income tax considerations that may be relevant to an investment in our common units and, unless otherwise noted in the following discussion, expresses the opinion of Orrick, Herrington & Sutcliffe LLP, our tax counsel, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

        The following discussion does not address all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, partnerships, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, we recommend that you consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences to you of an investment in our securities.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the representations we make.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on the opinion of Orrick, Herrington & Sutcliffe LLP in this regard. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the General Partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

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  the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales");

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  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees"); and

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  whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election").

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted tax basis in his partnership interest.

        No ruling has been or will be sought from the IRS with respect to our classification as a partnership for federal income tax purposes or as to the classification as partnerships of the Intermediate Partnerships or the Operating Entities, whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and representations described below, we, the Intermediate Partnerships and the Operating Entities will each be classified as a partnership for federal income tax purposes.

        In rendering its opinion that we, the Intermediate Partnerships and the Operating Entities have been and will continue to be treated as partnerships for federal income tax purposes, Orrick, Herrington & Sutcliffe LLP has relied on the factual representations made by us and the General Partner, including:

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  None of TC PipeLines or any of the Intermediate Partnerships or the Operating Entities has elected or will elect to be treated as an association or corporation, and none of the Intermediate Partnerships or the Operating Entities has ever been a publicly-traded partnership;

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  For each taxable year, more than 90 percent of our gross income has been and will be derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas, its products and industrial source carbon dioxide, or other items of income as to which counsel has or will opine are "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

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  Neither we nor any Intermediate Partnership or Operating Entity has engaged or will engage in any significant activity other than the transportation (within the meaning of Section 7704(d) of the Internal Revenue Code) of natural gas without first receiving an opinion of counsel to the effect that such activity will not cause TC PipeLines or any Intermediate Partnership or Operating Entity to have income that is not qualifying income.

        Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "qualifying income exception," exists with respect to publicly-traded partnerships of which 90 percent or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of natural gas. Other types of qualifying income include interest from other than a financial business, dividends, gains from the sale of real property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We have satisfied the qualifying income test in each taxable year to date. We estimate that less than four percent of our current gross income is not qualifying income. The percentage of our gross income that constitutes qualifying income could change from time to time, but we project that the amount of non-qualifying gross income will not approach ten percent of our gross income in any year. Based upon and subject to this estimate and projection, the factual representations made by us and the General Partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90 percent of our gross income constitutes qualifying income.

        If we fail to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and TC PipeLines, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If any of TC PipeLines, an Intermediate Partnership or an Operating Entity were treated as an association taxable as a corporation in any taxable year, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its equity holders, and its net income would be taxed to it at corporate rates. In addition, any distributions by the affected entity to its equity holders would be treated as either taxable dividend income, to the extent of its current or accumulated earnings and profits, or, in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder's tax basis in its equity interest in the entity, or as taxable capital gain, after the holder's tax basis in the equity interest is reduced to zero. Accordingly, treatment of TC PipeLines or any of the Intermediate Partnerships or the Operating Entities as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

        The discussion below is based on Orrick, Herrington & Sutcliffe LLP's opinion that we, the Intermediate Partnerships and the Operating Entities will each be classified as a partnership for federal income tax purposes.

Limited Partner Status

        Unitholders who have become limited partners of TC PipeLines will be treated as partners of TC PipeLines for federal income tax purposes. Assignees who have executed and delivered transfer applications and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will also be treated as partners of TC PipeLines for federal income tax purposes. Because there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

        A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

        Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. Such holders are urged to consult their own tax advisors with respect to their status as partners of TC PipeLines for federal income tax purposes.

Tax Consequences of Unit Ownership

        Flow-Through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, a unitholder may be allocated a share of our income even if he has not received a cash distribution. The income allocated to unitholders will generally be taxable as ordinary income. Each unitholder must include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

        Treatment of Distributions.    Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the General Partner, bears the economic risk of loss, known as "non-recourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on the Deductibility of Our Losses."

        A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our non-recourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income which will equal the excess of the non-pro rata portion of the distribution over the unitholder's tax basis for the share of the Section 751 Assets deemed relinquished in the exchange.

        Basis of Common Units.    A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our non-recourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our non-recourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by his share of our losses, by any decreases in his share of our non-recourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our General Partner, but will have a share, generally based on his share of profits, of our non-recourse liabilities.

        Limitations on Deductibility of Our Losses.    The deduction by a unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder who is subject to the "at risk" rules, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in the future to the extent that his at risk amount is subsequently increased, provided such losses do not exceed his tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitations in excess of that gain would no longer be utilizable.

        In general, a unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that basis attributable to his share of our non-recourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold his common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our non-recourse liabilities.

        In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset future income we generate and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any of our suspended passive losses we generate, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to unitholders. In addition, a unitholder's share of our portfolio income will be treated as investment income.

        Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the General Partner and the unitholders in accordance with their respective percentage interests in us. At any time that incentive distributions are made to the General Partner, gross income is allocated to the General Partner to the extent of these distributions. If we have a net loss, that loss is generally allocated first, to the General Partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the partnership agreement, and second, to the General Partner.

        Specified items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed to us and to account for the difference between the tax basis and the fair market value of our property at the time of the offering of units in accordance with Section 704 of the Internal Revenue Code and the Treasury Regulations thereunder. The effect of these allocations to a unitholder purchasing common units in an offering, including the offering made pursuant to this prospectus, will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, items of recapture income are allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income. Finally, although we do not expect that our operations will result in the creation of negative capital accounts to unitholders, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account and "tax" capital account, will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to us, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation. Orrick, Herrington & Sutcliffe LLP is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," the allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

        Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the General Partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

        Treatment of Short Sales.    A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

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  all of these distributions would appear to be treated as ordinary income.

        Counsel has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Common Units—Recognition of Gain or Loss."

        Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

        Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have adopted) to depreciate any portion of the Section 743(b) adjustment attributable to Section 704(c) built-in gain on recovery property under Section 168 of the Internal Revenue Code over the remaining recovery period for such Section 704(c) built-in gain. Treasury Regulations under Section 197 similarly require any portion of the Section 743(b) adjustment attributable to Section 704(c) built-in gain on amortizable Section 197 intangibles to be amortized over the remaining amortization period for such Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150 percent declining balance method. Under our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if that convention is not consistent with specified Treasury Regulations. Please read "—Uniformity of Common Units."

        Although counsel is unable to opine as to the validity of this method because there is no direct or indirect controlling authority on this issue, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of property contributed to us, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. Please read "—Uniformity of Common Units."

        A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than the common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

        The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. The allocation of the Section 743(b) adjustment must be made in accordance with the Internal Revenue Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment allocated by us to tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and the deductions resulting from them reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our view, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its allocable share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

        Tax Basis, Depreciation and Amortization.    The adjusted tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately adjusted gain or loss on the disposition of these assets. The federal income tax burden associated with the excess of the fair market value of our assets over their tax basis immediately prior to any offering will be borne by the General Partner and other unitholders as of that time. Please read "—Tax Treatment of Unitholders—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deduction being taken in the early years after assets are placed in service. If we dispose of depreciable property by sale or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own may be required to recapture those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

        The costs incurred in selling our common units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized. The underwriting discounts and commissions we incur are treated as syndication expenses.

        Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to these adjustments.

Disposition of Common Units

        Recognition of Gain or Loss.    A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of any other property received plus his share of our non-recourse liabilities. Because the amount realized includes a unitholder's share of our non-recourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Gain or loss recognized on the sale of common units held for more than 12 months will generally be taxed as long-term capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals the amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult with his tax advisor as to the possible consequences of the application of this ruling and the Treasury Regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or a related person enters into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

        Allocations Between Transferors and Transferees.    In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

        The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and losses between the transferors and the transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns common units at any time during a quarter and who disposes of these common units prior to the record date set for a cash distribution with respect to that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Notification Requirements.    A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange (or, if earlier, January 15 of the year following the sale). A purchaser of units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

        Constructive Termination.    We will be considered to have been terminated if there is a sale or exchange of 50 percent or more of the total interests in our capital and profits within a 12-month period. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in its taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

        Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulations dealing with Section 743 adjustments. Any non-uniformity could have a negative impact on the value of the common units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

        Consistent with the regulations under Section 743, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to apply with respect to a material portion of our assets. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This approach will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. Counsel has not opined as to the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this type of challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on "unrelated business taxable income." Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that unitholder.

        Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States because of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold at applicable rates on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on an applicable Form W-8 (or other applicable form) in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

        Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30 percent, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which is effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident" may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        The IRS has ruled that a foreign partner who sells or otherwise disposes of an interest in a partnership will be subject to federal income tax on gain realized on the disposition of that partnership interest to the extent that the gain is deemed to be effectively connected with a United States trade or business of the foreign partner. Apart from this ruling, a foreign unitholder would not be taxed upon the disposition of a common unit if that foreign unitholder has held less than five percent in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. Any of these conventions may not yield a result which conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an audit of this kind may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. Our partnership agreement appoints the General Partner as our tax matters partner.

        The tax matters partner will make some elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a one percent profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a one percent interest in our profits and by the unitholders having in the aggregate at least a five percent profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

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  the name, address and taxpayer identification number of the beneficial owner and the nominee;

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  whether the beneficial owner is

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  a person that is not a United States person,

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  a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

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  a tax-exempt entity;

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  the amount and description of common units held, acquired or transferred for the beneficial owner; and

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  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. Substantial penalties are imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

        Reportable Transactions.    Treasury regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a "reportable transaction." Unitholders may be required to file this form with the IRS if we participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million in any single tax year or $4 million in any combination of tax years. Each unitholder is urged to consult with his own tax advisor concerning the application of any of these factors to his ownership of common units. Our participation in a reportable transaction could increase the likelihood that our federal income tax return (and possibly a unitholder's tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures."

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a unitholder may be subject to the following provisions of the Code:

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  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described below at "—Accuracy-Related Penalties,"

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  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

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  in the case of a listed transaction, an extended statute of limitations.

        We do not expect to engage in any "reportable transactions."

        Accuracy-Related Penalties.    An additional tax equal to 20 percent of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

        For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

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  for which there is, or was, "substantial authority;" or

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  as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

        If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150 percent or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200 percent or more than the correct valuation, the penalty imposed increases to 40 percent.

        In addition, the 20 percent accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40 percent. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Medicare Tax

        For taxable years beginning after December 31, 2012, there is imposed a 3.8 percent Medicare tax on net investment income earned by certain individuals, estates and trusts. For this purpose, net investment income generally includes a unitholder's allocable share of our income and gain realized by a unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder's net investment income or (2) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess (if any) of the adjusted gross income of the estate or trust over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

State, Local and Other Tax Considerations

        In addition to federal income taxes, a unitholder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-Level Collections."

        It is the responsibility of each unitholder to investigate the legal and tax consequences under the laws of pertinent jurisdictions of his investment in us. Accordingly, we recommend that each prospective unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal and non-U.S., tax returns that may be required of him. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

        A description of the material federal income tax consequences of the ownership and disposition of debt securities will be included in the prospectus supplement relating to the offering of debt securities.

 INVESTMENT IN TC PIPELINES, LP BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Internal Revenue Code if such plans are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. As used herein, the term "employee benefit plan" or "plan" includes, but is not limited to, tax-qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans, and tax-deferred annuities or individual retirement accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to:

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  whether such investment is prudent under Section 404(a)(1)(B) of ERISA;

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  whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA;

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  the fact that such investment could result in recognition of unrelated business taxable income by such plan even if there is no net income and, if so, the potential after-tax return could be reduced;

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  the effect of an imposition of income taxes on the potential investment return for an otherwise tax-exempt investor; and

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  whether, as a result of the investment, such plan will be required to file an exempt organization business income tax return with the IRS.

        The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in us is authorized by the appropriate governing instrument and is a prudent investment for such plan.

        In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets. If so, the General Partner also would be a fiduciary of such plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of Section 4975 of the Internal Revenue Code.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit an employee benefit plan from engaging in transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Internal Revenue Code with respect to the plan. These provisions also apply to individual retirement accounts which are not subject to Title I of ERISA. The U.S. Department of Labor issued final regulations on November 13, 1986, as subsequently modified by Section 3(42) of ERISA, that provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets." Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

  (1)
  the equity interests acquired by employee benefit plans or other "benefit plan investors" (as defined in Section 3(42) of ERISA) are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under the federal securities laws;

  (2)
  the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

  (3)
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25 percent of the value of each class of equity interest is held by employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, plans described in Section 4975(e)(1) of the Internal Revenue Code, and any entities whose underlying assets include "plan assets" by reason of a plan's investments in the entity.

        Our assets would not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (1) above. Plan fiduciaries contemplating a purchase of common units or debt securities should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

        Governmental plans (as defined in Section 3(32) of ERISA), non-U.S. plans (as defined in Section 4(b)(4) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Internal Revenue Code, may nevertheless be subject to non-U.S., federal, state, local or other applicable laws that are substantially similar to the foregoing provisions of ERISA and the Internal Revenue Code. Fiduciaries of any such plans should consult with their counsel before purchasing any common units or debt securities.

 PLAN OF DISTRIBUTION

        We may sell the securities being offered hereby:

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  directly to purchasers,

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  through agents, or

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  through underwriters or dealers.

        We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us or to these agents in the prospectus supplement. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

 LEGAL MATTERS

        Certain legal and tax matters in connection with the units will be passed upon by Orrick, Herrington & Sutcliffe LLP, San Francisco, California, as our counsel.

EXPERTS

        The consolidated financial statements of TC PipeLines, LP as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG LLP (US), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of TC PipeLines, LP for the year ended December 31, 2010 have been incorporated by reference herein, in reliance upon the report of KPMG LLP (Canada), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Great Lakes Gas Transmission Limited Partnership as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG LLP (US), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Northern Border Pipeline Company as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG LLP (US), independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Gas Transmission Northwest LLC as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG, LLP (US), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Bison Pipeline LLC as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG, LLP (US), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

7,700,000 Common Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Wells Fargo Securities

BofA Merrill Lynch

J.P. Morgan

Morgan Stanley

UBS Investment Bank

Deutsche Bank Securities

RBC Capital Markets

May 16, 2013